FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the interests of a Director and his Connected Persons in the Ordinary Shares of GlaxoSmithKline plc (Ordinary Shares):

		Transaction date	Notification date
Sir Andrew Witty	The transfer of 686 Ordinary Shares from Sir Andrew's holding and the repurchase of 679 Ordinary Shares into an ISA at a price of 1683.072p and 1683.8727p per share respectively.	13 May 2013	14 May 2013
	The transfer of 500 Ordinary Shares to each of his two children by way of a gift.	13 May 2013	14 May 2013
Connected person	The transfer of 677 Ordinary Shares from a nominee holding and the repurchase of 670 Ordinary Shares into an ISA at a price of 1706.1364p and 1707.1364p per share respectively.	15 May 2013	15 May 2013

This notification relates to transactions notified in accordance with Disclosure Rule 3.1.4R(1)(a) and (c).

V A Whyte
Company Secretary

15 May 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 15,  2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc